John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

January 30, 2018

Ms. Debra O’Neal Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Management Investment Trust (the “Trust”) (File Nos. 333-206306 and 811-23086)

Dear Ms. O’Neal Johnson:

On January 12, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement announcing a special meeting of shareholders of the Capital Management Mid-Cap Fund (the “Mid-Cap Fund”) and the Capital Management Small-Cap Fund (the “Small-Cap Fund”).

You recently provided comments to my colleague relating to the preliminary proxy statement. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. In addition, since the proposals are identical for both Funds we have combined each Fund’s response to your comments accordingly.

General

1.	Comment: Please file a copy of the proxy card as part of your correspondence.

Response: The proxy card is provided as Exhibit A to this letter.

2.	Comment: Please confirm that shareholders will be permitted to vote on each of the sub-items listed under Proposal 1A and Proposal 1B separately.

Response: Yes, shareholders are permitted to vote for or against each sub-item separately. In addition, shareholders will be presented with the option of voting for or against all the sub-items. Please see the proxy card provided as Exhibit A for more information on how the voting is structured.

Mid-Cap Fund and Small-Cap Fund

3.	Comment: Please explain the basis for the following statement highlighted in italics: “The proposed restriction, while continuing to prohibit the purchase of physical commodities, would expand the ability of the Capital Management Mid-Cap Fund to purchase and sell futures contracts and options on futures.”

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

January 30, 2018

Response: The Trust has removed the italicized language from the disclosure listed above. The disclosure statement, as originally written, is inconsistent with the proposed investment restriction. The disclosure statement implies that the Investment Company Act of 1940 prohibits a fund from investing in physical commodities, which is incorrect. However, neither Fund intends to invest directly in physical commodities but may invest in futures contracts that provide exposure to commodities. This disclosure was removed from Proposals 1A.5 and 1B.5.

4.	Comment: Please add risk language to Proposals 1A.7 and 1B.7 regarding the Funds possible investments in warrants.

Response: The Trust added the following section on warrants to the discussion included in Proposals 1A.7 and 1B.7.

“To the extent the Capital Management [Mid-Cap/Small-Cap] Fund invests in warrants, the Fund would be subject to certain risks. Warrants are instruments that give the holder the right, but not the obligation, to buy an equity security at a specific price for a specific period of time. Changes in the value of a warrant do not necessarily correspond to changes in the value of its underlying security. The price of a warrant may be more volatile than the price of its underlying security, and a warrant may offer greater potential for capital appreciation as well as capital loss. Warrants do not entitle a holder to dividends or voting rights with respect to the underlying security and do not represent any rights in the assets of the issuing company. A warrant ceases to have value if it is not exercised prior to its expiration date. These factors can make warrants more speculative than other types of investments.”

5.	Comment: Please add risk language to Proposals 1A.10 and 1B.10 regarding the Funds possible investments in futures contracts or options.

Response: The Trust added the following section on futures contracts and options to the discussion included in Proposals 1A.10 and 1B.10.

“To the extent the Capital Management [Mid-Cap/Small-Cap] Fund invests in futures contracts or options, the Fund would be subject to certain risks. These risks include possible default by the other party to the transaction, illiquidity, and to the extent the Capital Management [Mid-Cap/Small-Cap] Fund's view as to certain market movements is incorrect, the risk that the use of such transactions could result in losses greater than if they had not been used. The use of such options may result in losses to the Capital Management [Mid-Cap/Small-Cap] Fund, force the sale or purchase of securities at inopportune times or for prices other than current market values, limit the amount of appreciation the Capital Management [Mid-Cap/Small-Cap] Fund can realize on its investments or cause the Fund to hold a security it might otherwise sell. The ability of the Capital Management [Mid-Cap/Small-Cap] Fund to engage in futures contracts and options on futures will be subject to applicable rules of the Commodity Futures Trading Commission ("CFTC"). Additionally, income and gains from certain commodity-related derivatives are not qualifying income under Subchapter M of the Internal Revenue Code. As a result, the Capital Management [Mid-Cap/Small-Cap] Fund’s ability to invest directly in commodity-linked derivatives as part of its investment strategy is limited by the requirement that it receive no more than 10% of its gross income from such investments.”

* * *

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

January 30, 2018

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

January 30, 2018

Exhibit A

<Logo here>

PROXY CARD

SIGN, DATE AND **VOTE** ON THE REVERSE SIDE

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE *TODAY!***

PROXY VOTING OPTIONS

1. **MAIL** your signed and voted proxy back in the postage paid envelope provided
2. **ONLINE** at **proxyonline.com** using your proxy control number found below
3. By **PHONE** when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line
4. By **PHONE** with a live operator when you call toll-free 1-800-591-8269 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER **12345678910**

SHAREHOLDER'S REGISTRATION PRINTED HERE

BOXES FOR TYPESETTING PURPOSES ONLY

THIS BOX AND BOX ABOVE ARE NOT PRINTED ON ACTUAL PROXY BALLOTS. THEY IDENTIFY LOCATION OF WINDOWS ON OUTBOUND 9X12 ENVELOPES.

Capital Management Mid-Cap Fund

A series of Capital Management Investment Trust

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 28, 2018

The undersigned, revoking all Proxies heretofore given, hereby appoints Jameson McFadden, and Steve Portas as Proxy of the undersigned, with full power of substitution to each, to vote on behalf of the undersigned all shares of Capital Management Mid-Cap Fund, a portfolio series of the Capital Management Investment Trust (the "Trust"), that the undersigned is entitled to vote at the meeting of shareholders, and at any adjournment(s) thereof, to be held at 9:00 a.m., Eastern time, on February 28, 2018, at the offices of the Trust, 140 Broadway, New York, New York 10005, as fully as the undersigned would be entitled to vote if personally present.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **1-800-591-8269**. **Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.**

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on February 28, 2018. The proxy statement for this meeting is available at: proxyonline.com/docs/CMITfunds.pdf

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

CAPITAL MANAGEMENT MID-CAP FUND

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. Please sign your name exactly as it appears on this card. If you are a joint owner, any one of you may sign. When signing as executor, administrator, attorney, trustee, or guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer's office. If you are a partner, sign in the partnership name.

PROXY CARD

____

SIGNATURE (AND TITLE IF APPLICABLE) DATE

____

SIGNATURE (IF HELD JOINTLY) DATE

This proxy is solicited on behalf of the Fund's Board of Trustees, and the Proposal has been unanimously approved by the Board of Trustees and recommended for approval by shareholders. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted "FOR" the proposal. In his or her discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

VOTE ON CHANGES AS A GROUP – TO VOTE FOR OR AGAINST ALL OF THE PROPOSED CHANGES, OR TO ABSTAIN WITH RESPECT TO ALL OF THE CHANGES, PLEASE MARK THE APPROPRIATE CIRCLE:	FOR ALL	AGAINST ALL	ABSTAIN ALL
	○	○	○

VOTE ON THE PROPOSED CHANGES INDIVIDUALLY - TO VOTE ON THE PROPOSED CHANGES INDIVIDUALLY, PLEASE MARK THE APPROPRIATE CIRCLE BELOW, ONE VOTE PER PROPOSAL:

		FOR	AGAINST	ABSTAIN
1a.	Approval of Revisions to Fundamental Investment Restrictions:			
1a. 1	Borrowing Money, Issue Senior Securities and Pledge Its Assets	○	○	○
1a. 2	Diversification	○	○	○
1a. 3	Concentration	○	○	○
1a. 4	Investing for Control	○	○	○
1a. 5	Commodities, Real Estate and Oil, Gas and Mineral Investments	○	○	○
1a. 6	Underwriting	○	○	○
1a. 7	Warrants	○	○	○
1a. 8	Joint and Several Trading Accounts	○	○	○
1a. 9	Investments in Other Investment Companies	○	○	○
1a. 10	Investments in Futures Contracts or Options	○	○	○
1a. 11	Loans	○	○	○

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

<Logo here>

PROXY CARD

SIGN, DATE AND VOTE ON THE REVERSE SIDE

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE *TODAY!***

SHAREHOLDER'S REGISTRATION PRINTED HERE

BOXES FOR TYPSETTING PURPOSES ONLY

THIS BOX AND BOX ABOVE ARE NOT PRINTED ON ACTUAL PROXY BALLOTS. THEY IDENTIFY LOCATION OF WINDOWS ON OUTBOUND 9X12 ENVELOPES.

PROXY VOTING OPTIONS

1. **MAIL** your signed and voted proxy back in the postage paid envelope provided
2. **ONLINE** at **proxyonline.com** using your proxy control number found below
3. By **PHONE** when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line
4. By **PHONE** with a live operator when you call toll-free 1-800-591-8269 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER **12345678910**

Capital Management Small-Cap Fund

A series of Capital Management Investment Trust

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 28, 2018

The undersigned, revoking all Proxies heretofore given, hereby appoints Jameson McFadden, and Steve Portas as Proxy of the undersigned, with full power of substitution to each, to vote on behalf of the undersigned all shares of Capital Management Small-Cap Fund, a portfolio series of the Capital Management Investment Trust (the "Trust"), that the undersigned is entitled to vote at the meeting of shareholders, and at any adjournment(s) thereof, to be held at 9:00 a.m., Eastern time, on February 28, 2018, at the offices of the Trust, 140 Broadway, New York, New York 10005, as fully as the undersigned would be entitled to vote if personally present.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **1-800-591-8269**. **Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.**

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on February 28, 2018. The proxy statement for this meeting is available at: proxyonline.com/docs/CMITfunds.pdf

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

CAPITAL MANAGEMENT SMALL-CAP FUND

PROXY CARD

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. Please sign your name exactly as it appears on this card. If you are a joint owner, any one of you may sign. When signing as executor, administrator, attorney, trustee, or guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer's office. If you are a partner, sign in the partnership name.

SIGNATURE (AND TITLE IF APPLICABLE) DATE

SIGNATURE (IF HELD JOINTLY) DATE

This proxy is solicited on behalf of the Fund's Board of Trustees, and the Proposal has been unanimously approved by the Board of Trustees and recommended for approval by shareholders. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted "FOR" the proposal. In his or her discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

VOTE ON CHANGES AS A GROUP – TO VOTE FOR OR AGAINST ALL OF THE PROPOSED CHANGES, OR TO ABSTAIN WITH RESPECT TO ALL OF THE CHANGES, PLEASE MARK THE APPROPRIATE CIRCLE:	FOR ALL	AGAINST ALL	ABSTAIN ALL
	○	○	○

VOTE ON THE PROPOSED CHANGES INDIVIDUALLY - TO VOTE ON THE PROPOSED CHANGES INDIVIDUALLY, PLEASE MARK THE APPROPRIATE CIRCLE BELOW, ONE VOTE PER PROPOSAL:

		FOR	AGAINST	ABSTAIN
1B.	Approval of Revisions to Fundamental Investment Restrictions:			
1B. 1	Borrowing Money, Issue Senior Securities and Pledge Its Assets	○	○	○
1B. 2	Diversification	○	○	○
1B. 3	Concentration	○	○	○
1B. 4	Investing for Control	○	○	○
1B. 5	Commodities, Real Estate and Oil, Gas and Mineral Investments	○	○	○
1B. 6	Underwriting	○	○	○
1B. 7	Warrants	○	○	○
1B. 8	Joint and Several Trading Accounts	○	○	○
1B. 9	Investments in Other Investment Companies	○	○	○
1B. 10	Investments in Futures Contracts or Options	○	○	○
1B. 11	Loans	○	○	○

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]